Exhibit 99.1

Itaú Corpbanca Schedules Second Quarter 2022 Financial Results, Conference Call and Webcast

SANTIAGO, Chile, July 7, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today that it will release its results for the second quarter ended June 30, 2022, before the market opens in Santiago and in New York on Friday, July 29, 2022.

On Tuesday, August 2, 2022, at 11:00 A.M. Santiago time (11:00 A.M. ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer and Rodrigo Couto, Itaú Corpbanca’s Chief Financial Officer.

Conference Call Details:

Online registration: https://conferencingportals.com/event/LcAnNmZD

Phone registration: +1 (800) 770-2030 or +1 (647) 362-9199

International Dial-ins: https://events.q4irportal.com/custom/access/2324/

Upon registering, each participant will be provided with call details and a registrant ID used to track attendance on the conference call (Access Code: 61362#). Reminders will also be sent to registered participants via email. Please provide this registration information to those participants that you would like to attend your conference call.

Telephone and Virtual Q&A session:

Telephone Q&A session will be available as well as written Q&A through a box on the console, where attendees can type in their questions. We will read and answer selected questions verbally.

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at:

https://events.q4inc.com/attendee/202320544

Webcast will be available on-demand via the same address as the live event afterwards.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl